January 5, 2010

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Mr. Andrew Schoeffler

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Ms. Lisa Haynes

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Ms. Era Anagnosti

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Subject:

WMS Industries Inc.

Form 10-K for the fiscal year ended June 30, 2009

Form 10-Q for the period ended September 30, 2009

Definitive Proxy Statement on Schedule 14A filed October 27, 2009

File No. 001-08300

Dear Mr. Hartz and Schoeffler and Ms. Haynes and Anagnosti:

On behalf of WMS Industries Inc., (the “Company,” “We,” or “Us”), set forth below are the Company’s responses to the additional comments of the Staff of the Securities and Exchange Commission (the “SEC Staff” or “Commission”) contained in the SEC Staff’s comment letter dated December 14, 2009.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments. We also provided, in italics, the text of the SEC Staff’s comment prior to each response in the same order as presented in the SEC Staff’s letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

SEC Staff Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008, page 46

1.	We note your response to comment six from our letter dated November 6, 2009. You provided us with proposed future filing disclosures that you would provide if the impact of expired or expiring licensing agreements was material to the periods presented. Please tell us if the impact of expired or expiring licensing agreements was material to either the year ended June 30, 2009 or the quarter ended September 30, 2009. If the impact was material, please provide us with an example of the disclosures which quantify the impact for each applicable period.

Response:

We advise the Staff that the impact of expired or expiring licensing agreements was not material to either the year ended June 30, 2009 or the quarter ended September 30, 2009.

SEC Staff Comment:

Liquidity and Capital Resources, page 56

2.	We note your response to comment eight from our letter dated November 6, 2009. Please confirm to us in your supplemental response that you were in compliance with all of the negative covenants and financial ratios required by your revolving credit facility as of both June 30, 2009 and September 30, 2009.

Response:

We advise the Staff that we were in compliance with all of the negative covenants and financial ratios required by our revolving credit facility as of both June 30, 2009 and September 30, 2009.

DEFINITIVE PROXY STATEMENT FILED OCTOBER 27, 2009

SEC Staff Comment:

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

3.

We note your response to comment 14 of our letter dated November 6, 2009. You state that the compensation committee benchmarked the salaries for some of your executive officers, but it did not set targeted parameters within which the executives’ compensation should fall. Please note that disclosure such that the “executives’ compensation was appropriate relative to compensation provided by comparable companies” in itself underlines a benchmarking component which is not clearly explained in your response.

With a view toward future disclosure, please tell us why the compensation committee determined that these compensation amounts were appropriate.

Response:

In response to the Staff’s comment, with a view toward future disclosure to the extent applicable to future filings, the following information is provided to the Staff to explain further why our Compensation Committee determined that the compensation amounts for our named executive officers for fiscal year 2009 were appropriate relative to compensation provided by comparable companies.

In connection with our succession planning and executive promotions described in our proxy statement, the Compensation Committee retained its advisor, Steven Hall & Partners, in late fiscal year 2008 to provide updated information with regard to compensation paid by comparator companies to executives serving in similar positions, as well as to provide advice regarding the proposed executive succession grants of stock options and restricted stock units. Mr. Hall reported to the Compensation Committee that the responsibilities of our executives and the organizational structure at our company were different than the more traditional position roles and duties at comparator companies. Among other matters Mr. Hall’s report noted that our company has three executives holding the titles of CEO, president and COO while in other organizations there are generally only two positions, a CEO and a COO.

To adjust for this difference, Mr. Hall proposed, and the Compensation Committee agreed, that his firm would compare the top five executives at our company as a group against the top five executives at comparator companies, compare our CEO’s compensation to comparator companies CEO’s compensation and compare the internal compensation relationships of our top five executives to the top five executives at the comparator companies. Mr. Hall advised our Compensation Committee that the proposed target remuneration for our five named executive officers ranked at the 69th percentile based on the most recent disclosures of the comparator companies, that the total targeted remuneration of our CEO was approximately 6% lower than the average of the comparator group CEO’s and that the targeted compensation of three of our named executive officers as a percentage of our CEO’s targeted compensation was somewhat higher and one was somewhat lower than the comparator group average. Although our Compensation Committee did not use Mr. Hall’s report to establish target parameters for our named executive officers compensation relative to the comparator companies, the report did aid the Committee in its conclusion that the fiscal year 2009 compensation amounts for our named executive officers were appropriate relative to compensation provided by comparator companies.

Mr. Hall also advised the Compensation Committee of his view that the executive succession grants of stock options and restricted stock units were fair and reasonable in light of the new duties and responsibilities being undertaken by certain of our named executive officers and that such grants would provide for retention and motivation tied to the creation of shareholder value. See also our response to Staff Comment 6 below.

SEC Staff Comment:

Salary, page 24

4.	We note your response to comment 15 of our letter dated November 6, 2009. Other than disclosure about the various factors taken in consideration by the compensation committee in determining the salary increases, there is no analysis of how each executive’s performance and his or her specific contributions translated into the compensation committee’s decision to increase or not such executive’s annual salary. Please tell us with a view toward future disclosure how the enumerated factors results in specific compensation decisions.

Response:

In response to the Staff’s comment, with a view toward future disclosure to the extent applicable to future filings, the following information is provided to the Staff to explain further the extent to which the enumerated factors resulted in specific decisions regarding base salary increases for Messrs. Gamache and Schweinfurth for fiscal year 2009. As explained in our proxy and in response to the Staff’s previous comments, for Messrs. Edidin, Pacey and Lochiatto, their base salary increases for fiscal 2009 were based on their promotions and new responsibilities.

Prior to the determination of the base salary increase for Mr. Schweinfurth for fiscal year 2009, our CEO considered the performance rating of our other executive officers with respect to the enumerated factors. No objective criteria or relative weighting was assigned to any individual factor. Our CEO provided the Compensation Committee with the numerical rating for each executive officer based upon the subjective determination by such officer’s supervisor of such officer’s overall success in meeting his or her personal goals, and our CEO also provided the Compensation Committee with a specific recommendation for a base salary merit increase for Mr. Schweinfurth. The numerical rating was intended to inform our Compensation Committee of the relative success of each executive officer compared to each other executive officer in meeting his or her personal goals. For fiscal year 2009, as part of this merit review process, the Compensation Committee accepted the base salary merit increase recommendation of our CEO for Mr. Schweinfurth. At the same time, the Committee determined the amount of the increase in fiscal year 2009 base salary for our CEO based upon its subjective judgment as to the success of our CEO in meeting his personal goals. All determinations of the Compensation Committee were submitted to and approved by our Board of Directors.

SEC Staff Comment:

Cash Bonus, page 25

5.	We note your response to comment 17 of our letter dated November 6, 2009. We note that the actual diluted earnings per share fell between the target and the maximum parameters and that the actual revenues were below the target level; however, it is unclear how, for example, you calculated Mr. Gamache’s bonus percentage to be 203% of his salary. Please explain to us how the ultimate level of the award was determined for each of your named executive officers. Please see Item 402(b)(1)(v) of Regulation S-K.

Response:

In response to the Staff’s comment, the following information is provided to explain how the actual amount of the fiscal year 2009 bonus award was determined for each of our named executive officers.

New bonus matrices for our executive officers are established by the Compensation Committee and approved by our Board of Directors for each fiscal year. For fiscal year 2009 each bonus matrix was based on revenue and earnings per share. While the revenue and earnings per share goals for our named executive officers are the same, the matrices and therefore the threshold, target and maximum bonus as a percentage of salary vary from officer to officer based on each executive officer’s roles and responsibilities. At the conclusion of our fiscal year, no discretion is involved in calculating the actual level of the bonus amount. Our actual financial results are used to determine the applicable percentage payout in accordance with the previously approved bonus matrices.

For fiscal year 2009, the cash bonus paid to each of our named executive officers was calculated mathematically from the applicable fiscal year 2009 bonus matrices recommended by our Compensation Committee and approved by our Board of Directors in September 2008. The revenue and earnings per share goals for fiscal year 2009 reflected in our named executive officers’ performance matrices were established based on our fiscal year 2009 business plan prepared by our management in the ordinary course and reviewed and approved by our Board of Directors in June 2008. The bonus matrices had a minimum performance threshold of 85% of our target revenues and 80% of our target earnings per share, which if not achieved would result in no bonus payment. Each bonus matrix was established to provide substantially higher rewards for exceeding the revenue and earnings per share targets compared to achieving results between the minimum performance threshold and the target amounts.

The fiscal year 2009 bonus matrix for Mr. Gamache provided for a target bonus of 100% of his base salary if 100% of both fiscal year 2009 target earnings per share and target revenues were achieved, with a maximum bonus of 280% of his base salary if fiscal year 2009 earnings per share and revenues both equaled or exceeded 118% of target. The matrices for each of our other named executive officers provided for a maximum bonus of 225% of their base salaries if our fiscal year 2009 earnings per share and revenues both equaled or exceeded 118% of target and a target bonus at 85% of his salary for Mr. Edidin and 75% of salary for Messrs. Schweinfurth, Pacey and Lochiatto

Our actual fiscal year 2009 earnings per share of $1.59 was 115% of the target (target was $1.38 per share) and actual revenues of $706 million were 98% of the target (target was $722 million). That level of performance, when applied to his matrix, resulted in Mr. Gamache earning a cash bonus equal to 203% of his salary. When that level of performance was applied to Mr. Edidin’s matrix, it resulted in an earned cash bonus equal to 166% of his salary. For Messrs. Schweinfurth, Pacey and Lochiatto, the calculation using their matrix resulted in an earned cash bonus equal to 135% of their respective salaries. For each of our named executive officers, based on our actual fiscal year 2009 revenues and earnings per share, the bonus amount was determined by applying the percentage from the applicable bonus matrix previously approved for such officer by their applicable salary, and there was no discretion in such calculation. These calculations were approved by the Compensation Committee and Board of Directors.

SEC Staff Comment:

Equity Compensation, page 27

6.	We note your response to comment 19 of our letter dated November 6, 2009. You disclose that the equity compensation targets for Messrs. Gamache, Edidin, Schweinfurth, Pacey and Lochiatto are respectively 200%, 175% and 145% of their respective salaries; however, you provide no analysis as to why the compensation committee determined that these targets were appropriate in light of the factors considered. With a view toward future disclosure, please provide us with a comprehensive analysis of how the compensation committee determined each executive’s target level of equity compensation and the actual payout amounts. See Item 401(b)(1)(v) of Regulation S-K. Please comply with the comment with respect to the determination of Executive Succession Grants discussion of page 29. Your response on this last matter was overly broad and generic.

Response:

In response to the Staff’s comment, with a view toward future disclosure to the extent applicable to future filings, the following additional information is provided to the Staff regarding how the Compensation Committee determined each named executive officer’s (i) fiscal year 2009 target level of equity compensation and the actual payout amount, and (ii) the amount of the executive succession grants of stock options and restricted stock units.

For fiscal year 2009 our named executive officers were awarded stock options, restricted stock and equity-based performance units with an aggregate total value of 200% of salary for Mr. Gamache, 175% of salary for Mr. Edidin and 145% of salary for each of Messrs. Schweinfurth, Pacey and Lochiatto. The ultimate value of the stock options and restricted stock unit elements of our long term incentive plan grants will be dependent upon the future market price of our common stock. The shares related to the equity-based performance units will be issued only upon achievement of specified revenue and earnings per share levels for the three fiscal years ending June 30, 2011. The percentage of shares to be issued related to the equity-based performance units were set forth in an equity-based performance unit matrix adopted by the Compensation Committee and approved by our Board of Directors in September 2008. The revenue and earnings per share performance goals were established based upon our business plan for the three fiscal years ended June 30, 2011 prepared by our management in the ordinary course and reviewed and approved by our Board of Directors in June 2008. No shares will be issued unless specified minimum levels of both revenue and earnings per share are achieved, and the maximum payout is 200% of the number of units granted. The actual number of shares issued will be mathematically determined using the performance unit matrix based on our actual revenues and earnings per share for the three years ended June 30, 2011. No discretion is involved in calculating the actual number of shares to be issued for the equity-based performance units.

The long term incentive plan component of our executive compensation program, utilizing stock options, restricted stock and equity-based performance units, was initially put in effect by our company in 2005, based upon the recommendations of our Compensation Committee after consultation with its outside compensation advisor.

In 2007, our Compensation Committee engaged Steven Hall & Partners to do a full executive compensation review. Mr. Hall was instructed to review our then-existing executive compensation program to assure that compensation opportunities for our executive officers were fair and competitive, that the compensation program supports our long-term business strategy, that there was a strong linkage between pay and performance and that our compensation program served to retain key executives and attract top talent. That review helped the Compensation Committee determine the structure of our compensation program, which provides for a base salary, an opportunity to earn an annual cash bonus, and an annual long-term equity incentive grant including stock options and restricted stock units, for which the ultimate value realized is dependent on our stock price, and equity-based performance units, the value of which is dependent on actual 3-year revenue and earnings per share achievements and our stock price.

With regard to establishing the specific target amounts for our long-term incentive awards, in 2007 after analyzing the compensation practices at comparator companies, Mr. Hall recommended that our long term incentive grants as a percent of base salary be in the range of 150% to 300% for Mr. Gamache and 105% to 225% for our other executive officers. After reviewing the entire compensation package and each named executive officer’s position and level of responsibility for fiscal year 2008, our Compensation Committee recommended, and our Board approved, long term equity compensation grants equal to 200% of base salary for Mr. Gamache, 145% for Mr. Edidin and Mr. Schweinfurth and 110% for our other executive officers.

Steven Hall & Partners was also engaged to review the compensation structures of our named executive officers in late fiscal 2008 in regards to the impending promotions of certain of these executive officers. After consultation with Mr. Hall related to the promotions of Mr. Edidin, Mr. Lochiatto and Mr. Pacey effective July 1, 2008, Mr. Edidin’s equity compensation grant percentage was increased to 175% and Mr. Lochiatto and Mr. Pacey’s equity compensation grant percentage was increased to 145%.

For fiscal year 2009 our Compensation Committee and our Board did not specifically review the previously established relationship between base salary and long term incentives. However, in connection with the promotions effective July 1, 2008, Mr. Hall did review, as described above in our response to Staff Comment 3, the proposed adjustments to the compensation of our named executive officers for fiscal year 2009, and he provided his advice to the Compensation Committee which advice was considered by the Compensation Committee in recommending to the Board our fiscal year 2009 compensation program for our named executive officers.

The amounts and types of succession grants of stock options and restricted stock units to named executive officers other than Mr. Gamache were recommended by Mr. Gamache to the Compensation Committee. As noted in our response to Staff Comment 3, the Compensation Committee requested and received Mr. Hall’s advice with respect to those grants, as well as the grant to Mr. Gamache which the Committee negotiated with Mr. Gamache. The Committee considered such grants in the context of Mr. Gamache’s recommendations, the advice of Mr. Hall and its own subjective assessment as to the reasonableness of such grants as part of the overall fiscal year 2009 compensation packages for our named executive officers, including the new responsibilities being undertaken by certain of these named executive officers and the fact that the awards would vest over a period of years and provide additional retention value.

******************

Conclusion

As requested in your letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	SEC Staff Comments or changes to disclosure in response to SEC Staff Comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert SEC Staff Comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact either Scott Schweinfurth (direct telephone 847-785-3760, direct fax number 847-785-3790), or John McNicholas Jr. (direct telephone 847-785-3182, direct fax number 847-785-3782).

Sincerely,

/s/ Scott D. Schweinfurth
Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and
Treasurer

/s/ John P. McNicholas, Jr.
John P. McNicholas, Jr.
Vice President,
Controller and
Chief Accounting Officer